SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 3)

                           1mage Software, Inc.
                             (Name of Issuer)

                      Common Stock, $.004 par value)
                      (Title of Class of Securities)

                                45244 M 102
                              (CUSIP Number)

                             S. Lee Terry, Jr.
                            Gorsuch Kirgis LLP
                            Tower I, Suite 1000
                           1515 Arapahoe Street
                          Denver, Colorado 80202
                              (303) 376-5000
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             November 26, 1997
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 45244 M 102

1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David R. DeYoung

2)   Check the Appropriate Box if a Member of a Group*

     (a)
     (b)

3)   SEC USE ONLY

4)   Source of Funds

     PF

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     U.S.

Number of Shares         7)  Sole Voting Power       616,331
Beneficially Owned       8)  Shared Voting Power       6,075
By Each Reporting        9)  Sole Dispositive Power  616,331
Person With             10)  Shares Dispositive
                              Power                    6,075

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     622,406

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13)  Percent of Class Represented by Amount in Row (11)

     25.3%

14)  Type of Reporting Person

     IN


                            AMENDMENT NO. 3 TO
                             SCHEDULE 13D FOR
                             DAVID R. DEYOUNG

Item 1    Security and Issuer

          (a) $.004 par value Common Stock (the "Shares") of 1mage Software, Inc., 6486 S. Quebec Street, Englewood, Colorado 80111

Item 2    Identity and Background

     (a)  Name:          David R. DeYoung

     (b)  Business       6486 S. Quebec Street
          Address:       Englewood, Colorado 80111

     (c)  Occupation:    President, Chief Executive Officer and Director
                         1mage Software, Inc.
                         6486 S. Quebec Street
                         Englewood, Colorado 80111

     (d)  Criminal Proceedings:  None

     (e)  Civil Proceedings:  None

     (f)  Citizenship:  U.S.

Item 3    Source and Amount of Funds or Other Consideration

          Securities acquired represent options to purchase Shares.

Item 4    Purpose of Transaction

          The options were granted to Mr. DeYoung as part of his total compensation package for services as President of the Company.

Item 5    Interest in Securities of the Issuer

          (a) In Mr. DeYoung's last filing, he reported sole voting power as to 465,271 Shares. As of May 1, 1998, Mr. DeYoung beneficially owns 622,406 Shares (25.3% of the outstanding Shares based on the 2,142,845 Shares reported to be outstanding on May 1, 1998 in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998) of which 317,375 are stock options, of which 5,375 stock options will expire on May 28, 1998, and 100,000 are Class A Warrants exercisable within 60 days of May 1, 1998. In addition, Mr. DeYoung indirectly owns 6,075 Shares because he owns 11.75% of Comlease, a Colorado general partnership, which directly owns 51,701 Shares. Does not include options to purchase an additional 20,000 Shares which will vest on December 16, 1998. Also, pursuant to Mr. DeYoung's employment agreement, if his employment is terminated for any reason other than for cause, he is entitled to receive a grant, at the fair market value of the Common Stock on the date of grant, of a sufficient number of ten year options as are necessary to permit him to retain the same percentage of beneficial ownership in the Company as he held on December 16, 1996. Excludes the following held by spouse as to which beneficial ownership is disclaimed by Mr. DeYoung: 125 Shares owned directly and 114,800 stock options exercisable within 60 days of May 1, 1998.

          (b) (i) sole power to vote 616,331; (ii) shared power to vote 6,075; (iii) sole power to dispose 616,331; (iv) shared power to dispose 6,075.

          (c) (i) September 4, 1996: Compensation Committee of the Board of Directors made a grant of 30,000 options to purchase Common Stock exercisable at $1.125 per Share;

               (ii) December 16, 1996: Compensation Committee of the Board of Directors made a grant of 60,000 options to purchase Common Stock exercisable at $0.844 per Share;

               (iii) December 16, 1996: Expiration of options to purchase 2,000 options to purchase Common Stock at $2.125 per Share;

               (iv) December 16, 1996: Compensation Committee of the Board of Directors made a grant of 4,000 options to purchase Common Stock exercisable at $0.75 per Share;

               (v) January 9, 1997: Comlease, a Colorado general partnership, of which Mr. DeYoung owns an 11.75% interest, sold an aggregate of 24,385 Shares at $1.00 per share, which amounted to a sale of 2,865 Shares attributed to Mr. DeYoung;

               (vi) June 26, 1997: Compensation Committee of the Board of Directors made a grant of 8,000 options to purchase Common Stock exercisable at $0.625 per Share; and

               (vii) November 26, 1997: Compensation Committee of the Board of Directors made a grant of 80,000 options to purchase Common Stock exercisable at $0.625 per Share.

     (d)  None.

     (e)  Not Applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          None

Item 7    Material to Be Filed as Exhibits

           Exhibit 10 -   President Employment Agreement between David  R.
DeYoung and the Company dated November 1, 1996 filed as an Exhibit to the
Company's  Form  10-K  for  the  period  ended  December  31,   1996   and
incorporated by reference herein.


                                 Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 21, 1998                /s/David R. DeYoung
                                   David R. DeYoung